File No. 333-173523

As filed with the SEC on August 17, 2011

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. __                            ☐

Post-Effective Amendment No. 1                            ☑

(Check appropriate box or boxes)

FEDERATED ASSET ALLOCATION FUND

(Exact Name of Registrant as Specified in Charter)

1-800-341-7400

(Area Code and Telephone Number)

4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

(Address of Principal Executive Offices)

John W. McGonigle, Esquire

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, Pennsylvania 15222-3779

(Name and Address of Agent for Service)

Copies to:

Clair E. Pagnano, Esquire

K&L Gates LLP

State Street Financial Center

One Lincoln Street

Boston, MA 02111-2950

Acquisition of the assets of

MANAGED PORTFOLIO

a portfolio of EquiTrust Series Fund, Inc.

By and in exchange for Class A Shares and Institutional Shares of

FEDERATED ASSET ALLOCATION FUND

a portfolio of Federated Asset Allocation Fund

Approximate Date of Proposed Public Offering: As soon as

practicable after this Registration Statement becomes effective under the Securities Act of 1933, as amended.

Title of Securities Being Registered: Class A Shares and Institutional Shares without par value, of Federated Asset Allocation Fund

It is proposed that this filing will become effective immediately upon filing, pursuant to Rule 485(b).

No filing fee is due because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended.

FEDERATED ASSET ALLOCATION FUND

CONTENTS OF REGISTRATION STATEMENT

This Post-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form N-14 (File No. 333-173523) consists of the following:

Cover Sheet

Contents of Registration Statement

Part A — The definitive Proxy Statement and Prospectus of the Registrant as filed on May 25, 2011 pursuant to Rule 497 is incorporated herein by reference.

Part B — The definitive Statement of Additional Information of the Registrant as filed on May 25, 2011 pursuant to Rule 497 is incorporated herein by reference.

Part C — Other Information

Signature Page

Exhibits — The sole purpose of this Post-Effective Amendment is to file as an exhibit a conformed copy of the opinion of counsel regarding the tax consequences of the reorganization described in the Registrant’s Registration Statement on Form N-14, filed on April 15, 2011.

PART C. OTHER INFORMATION.

Item 15 Indemnification

(1) Indemnification is provided to Officers and Trustees of the Registrant pursuant to Section 2 of Article XI of Registrant’s Declaration of Trust. The Investment Advisory Contract provides that, in the absence of willful misfeasance, bad faith, gross negligence, or reckless disregard of the obligations or duties under the Investment Advisory Contract on the part of Adviser, Adviser shall not be liable to the Registrant or to any shareholder for any act or omission in the course of or connected in any way with rendering services or for any losses that may be sustained in the purchase, holding, or sale of any security. Registrant’s Trustees and Officers are covered by an Investment Trust Errors and Omissions Policy.

(2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Trustees, Officers, and controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission (the “SEC”), such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by Trustees, Officers, or controlling persons of the Registrant in connection with the successful defense of any act, suit, or proceeding) is asserted by such Trustees, Officers, or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

(3) Insofar as indemnification for liabilities may be permitted pursuant to Section 17 of the Investment Company Act of 1940 for Trustees, Officers, and controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust or otherwise, the Registrant is aware of the position of the SEC as set forth in Investment Company Act Release No. IC-11330. Therefore, the Registrant undertakes that in addition to complying with the applicable provisions of the Declaration of Trust or otherwise, in the absence of a final decision on the merits by a court or other body before which the proceeding was brought, that an indemnification payment will not be made unless in the absence of such a decision, a reasonable determination based upon factual review has been made (i) by a majority vote of a quorum of non-party Trustees who are not interested persons of the Registrant or (ii) by independent legal counsel in a written opinion that the indemnitee was not liable for an act of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties. The Registrant further undertakes that advancement of expenses incurred in the defense of a proceeding (upon undertaking for repayment unless it is ultimately determined that indemnification is appropriate) against an Officer, Trustee, or controlling person of the Registrant will not be made absent the fulfillment of at least one of the following conditions: (i) the indemnitee provides security for his undertaking; (ii) the Registrant is insured against losses arising by reason of any lawful advances; or (iii) a majority of a quorum of disinterested non-party Trustees or independent legal counsel in a written opinion makes a factual determination that there is reason to believe the indemnitee will be entitled to indemnification.

Item 16 Exhibits

1.1	Conformed copy of Articles of Amendment to the Articles of Incorporation and Articles Supplementary, to the Articles of Incorporation of the Registrant (15)

1.2	Conformed copy of Declaration of Trust of the Registrant (23)

1.3	Conformed copy of Amendments 1, 2 and 3 of the Declaration of Trust (27)

2.1	Copy of Bylaws of the Registration as amended (34)

2.2	Copy of amendment No. 13, 14 and 15 of the Bylaws (9)

2.3	Amendment No. 16 of the Bylaws (12)

2.4	Amendment No. 17 of the Bylaws (14)

2.5	Amendment No. 18 of the Bylaws (15)

2.6	Amendment No. 19 of the Bylaws (16)

2.7	Amendment No. 20 of the Bylaws (18)

2.8	Copy of By-Laws of the Registrant (23)

3	Not applicable

4.	The Registrant hereby incorporates the Forms of Agreement and Plans of Reorganization that were filed as Annexes A-1 and A-2 to the Proxy Statement/Prospectus filed pursuant to Rule 497 on May 25, 2011

5.	See exhibits (1) and (2)

6.1	Conformed copy of Investment Advisory Contract of the Registrant (3)

6.2	Conformed copy of the Amendment to the Investment Advisory Contract of the Registrant (11)

6.3	Conformed copy of Assignment of Investment Advisory Contract and Sub-Advisory Agreement of the Registrant (14)

6.4	Conformed copy of Investment Advisory Contract of the Registrant (20)

6.5	Conformed copy of Sub-Advisory Agreement of the Registrant (20)

6.7	Conformed copy of Investment Advisory Contract, Sub-Advisory Contract between the Registrant and Federated Equity Management Company of Pennsylvania and Sub-Advisory Contract between the Registrant and Federated Investment Management Company of the Registrant (23)

7.1	Conformed copy of Distributor’s Contract including Exhibit A of the Registrant (2)

7.2	Conformed copy of Exhibit B to the Distributor’s Contract with the Registrant (5)

7.3	Conformed copy of Distributor’s Contract and Exhibit 1 to the Distributor’s Contract with the Registrant;(8)

7.4	The Registrant hereby incorporates the conformed copy of the specimen Mutual Funds Sales and Service Agreement; Mutual Funds Service Agreement; and Plan Trustee/Mutual Funds Service Agreement from Item 24 (b) (6) of the Cash Trust Series II Registration Statement on Form N-1A, filed with the SEC on July 24, 1995. (File Numbers 33-38550 and 811-6269)

7.5	Conformed copy of Amendment dated June 01, 2001 to the Distributor’s Contract with the Registrant (11)

7.6	Conformed copy of Exhibit B and C to the Distributor’s Contract with the Registrant (13)

7.7	Conformed copy of Amendment dated October 01, 2003 to the Distributor’s Contract with the Registrant (14)

7.8	Conformed copy of Distributor’s Contract including Exhibit A, Exhibit B and Exhibit C with the Registrant (23)

7.9	Conformed copy of Schedule A to Distributor’s Contract with the Registrant (24)

7.10	Conformed copy of Exhibit D to the Distributor’s Contract (26)

8	Not applicable

9.1	Conformed copy of Custodian Agreement with the Registrant (3)

9.2	Conformed copy of Custodian Fee Schedule (7)

9.3	Conformed copy of Amendment to Custodian Agreement with the Registrant (8)

10.1	Copy of Distribution Plan with the Registrant dated February 12, 2004, Exhibit A and Exhibit B (5)

10.2	Conformed copy of Exhibit 1 Amendment to Distribution Plan with the Registrant (Class B Shares) (8)

10.3	The responses described in Item 23(e)(iv) are hereby incorporated by reference

10.4	Copy of Distribution Plan of Registrant dated May 16, 2008, Exhibit A, Exhibit B and Exhibit C to the Distribution Plan with the Registrant (23)

10.5	Conformed copy of Schedule A to the Distribution Plan (Class B Shares) (24)

10.6	The Registrant hereby incorporates the Copy of the Multiple Class Plan and attached Exhibits from Item (n) of the Federated Short-Term Municipal Trust Registration Statement on Form N-1A, filed with the SEC on August 28, 2006. (File Nos. 2-72277 and 811-3181) (2)

10.7	Copy of the Class A, B and C Shares Exhibit to the Multiple Class Plan (20)

10.8	Copy of the Class A, B, C and K Shares Exhibit to the Multiple Class Plan (23)

10.9	Copy of the Institutional Shares Exhibit to the Multiple Class Plan (26)

10.10	Copy of the Institutional Service Shares Exhibit to the Multiple Class Plan (26)

10.11	Copy of the Class A, B, C, R and Institutional Shares Exhibits to the Multiple Class Plan (27)

11	The Registrant hereby incorporates the Opinion and Consent of Counsel as to legality of Shares being issued from Item 11 of the Registrant’s Registration Statement on Form N-14, filed with the SEC on April 15, 2011 (File No. 333-173523)

12	Conformed copy of opinion regarding tax consequences of Reorganization of Managed Portfolio (+)

13.1	Conformed copy of Amended and Restated Shareholder Services Agreement (7)

13.2	Conformed copy of Principal Shareholder Servicer’s Agreement (Class B Shares) (8)

13.3	Conformed copy of Shareholder Services Agreement (Class B Shares) (8)

13.4	The responses described in Item 23(e)(iv) are hereby incorporated by reference

13.5	The Registrant hereby incorporates the conformed copy of the Second Amended and Restated Shareholder Services Agreement from Item (h)(v) of the Investment Series Funds, Inc. Registration Statement on Form N-1A, filed with the SEC on January 23, 2002. (Files Nos. 33-48847 and 811-07021)

13.6	The Registrant hereby incorporates by reference the conformed copy of the Agreement for Administrative Services, with Exhibit 1 and Amendments 1 and 2 attached, between Federated Administrative Services and the Registrant from Item 23(h)(iv)of the Federated Total Return Series, Inc. Registration Statement on Form N-1A, filed with the SEC on November 29, 2004. (File Nos. 33-50773 and 811-7115)

13.7	The Registrant hereby incorporates the conformed copy of Amendment No. 3 to the Amended & Restated Agreement for Fund Accounting Services, Transfer Agency Services, Administrative Services and Custody Services Procurement from Item 23 (h)(v) of the Federated U.S. Government Securities: 2-5 Years Registration Statement on form N-1A, filed with the SEC on March 30, 2004. (File Nos. 2-75769 and 811- 3387)

13.8	The Registrant hereby incorporates the conformed copy of the Second Amended and Restated Services Agreement, with attached Schedule 1 revised 6/30/04, from Item 23(h)(vii) of the Cash Trust Series, Inc. Registration Statement on Form N-1A, filed with the SEC on July 29, 2004. (File Nos. 33-29838 and 811- 5843)

13.9	The Registrant hereby incorporates the conformed copy of the Financial Administration and Accounting Services Agreement, with attached Exhibit A, revised 6/30/04, from Item 23(h)(viii) of the Cash Trust Series, Inc. Registration Statement on Form N-1A, filed with the SEC on July 29, 2004. (File Nos. 33-29838 and 811-5843)

13.10	The Registrant hereby incorporates the conformed copy of Transfer Agency and Service Agreement between the Federated Funds and State Street Bank and Trust Company from Item 23(h)(ix) of the Federated Total Return government Bond Fund Registration Statement on Form N-1A, filed with the SEC on April 28, 2005. (File Nos. 33-60411 and 811-07309)

13.11	The Registrant hereby incorporates by reference the conformed copy of Amendment No. 3 to the Agreement for Administrative Services between Federated Administrative Services Company and the Registrant dated June 1. 2005 from Item 23(h)(ii) of the Cash Trust Series, Inc. Registration Statement on Form N-1A, filed with the SEC on July 27, 2005. (File Nos. 33-29838 and 811-5843)

13.12	The Registrant hereby incorporates the conformed copy of Transfer Agency and Service Agreement between the Federated Funds and State Street Bank and Trust Company from Item 23(h)(viii)of the Federated Total Return Government Bond Fund Registration Statement on Form N-1A, filed with the SEC on April 28, 2006 (File Nos. 33-60411 and 811-07309)

13.13	Conformed copy of the Financial Administration and Accounting Services Agreement (20)

13.14	Conformed copy of Schedule 1 to the Second Amended & Restated Services Agreement (24)

13.15	Conformed copy of Schedule A to the Principal Shareholder Servicer’s Agreement (Class B Shares) (24)

13.16	Conformed copy of Schedule A to the Amended and Restated Shareholder Services Agreement of the Registrant (24)

13.17	Conformed copy of Amendment dated January 1, 2008 to the Transfer Agency and Service Agreement dated July 1, 2004 with the Registrant (24)

13.18	Conformed copy of Schedule A to the Transfer Agency and Service Agreement with the Registrant (34)

13.19	Copy of Exhibit 1 to Agreement for Administrative Services (27)

14	The Registrant hereby incorporates the Consent of Independent Registered Public Accounting Firms from Item 14 of the Registrant’s Registration Statement on Form N-14, filed with the SEC on April 15, 2011 (File No. 333-173523)

15	Not applicable

16.1	The Registrant hereby incorporates the Unanimous Consent of Trustees for Power of Attorney from Item 16.1 of the Registrant’s Registration Statement on Form N-14, filed with the SEC on April 15, 2011 (File No. 333-173523)

16.2	The Registrant hereby incorporates the Power of Attorney of the Registrant from Item 16.2 of the Registrant’s Registration Statement on Form N-14, filed with the SEC on April 15, 2011 (File No. 333-173523)

17	The Registrant hereby incorporates the Form of Proxy Card from Item 17 of the Registrant’s Registration Statement on Form N-14, filed with the SEC on April 15, 2011 (File No. 333-173523)

+	Exhibit is being filed electronically with registration statement; indicate by footnote

ALL RESPONSES ARE INCORPORATED BY REFERENCE TO A POST-EFFECTIVE AMENDMENT (PEA) OF THE REGISTRANT FILED ON FORM N-1A (FILE NOS. 2-10415 and 811-1)

1	PEA No. 52 filed on February 27, 1981
2	PEA No. 83 filed on December 28, 1993
3	PEA No. 85 filed on December 29, 1994
4	PEA No. 87 filed on December 27, 1995
5	PEA No. 88 filed on July 1, 1996
6	PEA No. 91 filed on December 23, 1996
7	PEA No. 94 filed on October 31, 1997
8	PEA No. 96 filed on December 29, 1997
9	PEA No. 98 filed on December 30, 1998
10	PEA No. 101 filed on December 28, 2000
11	PEA No. 102 filed on December 26, 2001
12	PEA No. 103 filed on December 30, 2002
13	PEA No. 105 filed on April 01, 2003
14	PEA No. 106 filed on January 23, 2004
15	PEA No. 107 filed on November 12, 2004
16	PEA No. 109 filed on January 30, 2006
17	PEA No. 110 filed on November 15, 2006
18	PEA No. 111 filed on January 24, 2007
19	PEA No. 112 filed on January 26, 2007
20	PEA No. 113 filed on November 19, 2007
21	PEA No. 114 filed on January 28, 2008
22	PEA No. 115 filed on May 21, 2008
23	PEA No. 118 filed on September 5, 2008
24	PEA No 119 filed on January 29, 2009
25	PEA No. 122 filed on December 1, 2009
26	PEA No. 123 filed on January 28, 2010
27	PEA No. 124 filed on January 31, 2011

Item 17 Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, FEDERATED ASSET ALLOCATION FUND, has duly caused this post effective amendment no. 1 its Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Pittsburgh and Commonwealth of Pennsylvania, on the 17th day of August 2011.

FEDERATED ASSET ALLOCATION FUND

By:	/s/ Todd P. Zerega
Todd P. Zerega, Assistant Secretary

Pursuant to the requirements of the Securities Act of 1933, this post effective amendment no. 1 to its Registration Statement on Form N-14 has been signed below by the following persons on August 17, 2011 in the capacities indicated:

	NAME	TITLE

By:	/s/ Todd P. Zerega	Attorney In Fact For the Persons Listed Below
Todd P. Zerega
ASSISTANT SECRETARY

	NAME	TITLE

	John F. Donahue*	Trustee

	J. Christopher Donahue*	President (Principal Executive Officer) and Trustee

	Richard A. Novak*	Treasurer (Principal Financial Officer)

	Nicholas P. Constantakis*	Trustee

	John F. Cunningham*	Trustee

	Maureen Lally-Green*	Trustee

	Peter E. Madden*	Trustee

	Charles F. Mansfield, Jr.*	Trustee

	R. James Nicholson*	Trustee

	Thomas M. O’Neil*	Trustee

	John S. Walsh*	Trustee

	James F. Will*	Trustee

* By Power of Attorney